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                      NAVIOS MARITIME HOLDINGS INC. REPORTS
             FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
                            ENDED SEPTEMBER 30, 2005

             o   NAVIOS ANNOUNCES DIVIDEND POLICY

             o   NAVIOS DOUBLES SIZE OF OWNED FLEET THROUGH OPTIONS EXERCISE

             o   NAVIOS TO EXPAND SIZE OF CHARTERED- IN FLEET

PIRAEUS, GREECE -- (November 28, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the third quarter and nine months ended September 30,
2005.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated, "Since closing the acquisition of Navios at the end of the third quarter, we have taken a number of steps to position the Company for future growth and profitability. Recently,
Navios announced the exercise of purchase options on certain vessels which will increase Navios's owned fleet to 12 vessels. In addition, Navios will expand its chartered-in fleet through the favorable charters of two new Panamaxes and one new Handymax in 2007 and 2008. Overall, I am pleased with this quarter's financial performance, which reflects solid operational results."

For the following results and the selected financial statement tables below,
Navios has presented combined statement of operations information for the three and nine months ended September 30, 2005. This information was derived from the unaudited consolidated statement of operations of the predecessor business for the period July 1 to August 25, 2005 and for the period January 1 to August 25,
2005 and from the unaudited consolidated statement of operations of the successor business for the period August 26 to September 30, 2005. Navios' has prepared this combined statement of operations information solely to assist comparisons across the three and nine month financial periods. THE SUCCESSOR AND
PREDECESSOR PERIODS IN THE COMBINED STATEMENT OF OPERATIONS INCLUDES THE EFFECTS
OF FAIR VALUE PURCHASE ACCOUNTING ADJUSTMENTS. The combined information is a
Non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

THIRD QUARTER 2005 RESULTS:

-------------------- --------------------- --------------------- ---------------------- ---------------------
                                                                      PREDECESSOR
                      THREE MONTHS ENDED        SUCCESSOR            JULY 1, 2005           PREDECESSOR
                      SEPTEMBER 30, 2005    AUGUST 26, 2005 TO            TO             THREE MONTHS ENDED
                          (COMBINED         SEPTEMBER 30, 2005      AUGUST 25, 2005      SEPTEMBER 30, 2004
      IN `000             UNAUDITED)           (UNAUDITED)            (UNAUDITED)           (UNAUDITED)
-------------------- --------------------- --------------------- ---------------------- ---------------------

REVENUES                   $51,758               $20,454                $31,304               $78,211
-------------------- --------------------- --------------------- ---------------------- ---------------------
EBITDA                     $23,382                $7,923                $15,459               $28,383
-------------------- --------------------- --------------------- ---------------------- ---------------------
NET INCOME                 $16,763                $2,697                $14,066               $27,320
-------------------- --------------------- --------------------- ---------------------- ---------------------

Revenues for the three months of operations ended September 30, 2005 were $51.7 million as compared to $78.2 million for the same period during 2004. EBITDA was
$23.4 million for the third quarter 2005 as compared to $28.4 million for the same period of 2004. EBITDA for the quarter ended September 30, 2005 also included a one-time severance payment of $1.4 million to Navios' former CEO in accordance with a change of control provision contained in his employment contact.

Net income for the quarter was $16.8 million as compared to $27.3 million for the comparable period of 2004.

The decline in Revenues and Net income was principally attributable to a reduction in the number of short-term chartered-in vessels operated by the company during the respective periods as shown in the exhibit under "Fleet
Summary Data". The "Available Days" for the fleet declined 30.7% to 2,075 days for the quarter ended September 30, 2005 as compared to the same period for
2004. The "Time Charter Equivalent" rate per day, including Forward Freight
Agreements (FFA's), declined 10.1% to $22,055 for the three months ended
September 30, 2005 as compared to the same period for 2004.

As of September 30, 2005, Navios operated a fleet of 21 vessels, of which 6 were owned and 15 were under long-term charters at favorable rates. Navios's cash and cash equivalents balance as of September 30, 2005 was $133.3 million.

NINE MONTHS 2005 RESULTS:

-------------------- --------------------- ----------------------- -------------------- ---------------------
                          NINE MONTHS            SUCCESSOR             PREDECESSOR           PREDECESSOR
                        ENDED SEPTEMBER       AUGUST 26, 2005        JANUARY 1, 2005         NINE MONTHS
                           30, 2005                  TO                    TO              ENDED SEPTEMBER
                          (COMBINED         SEPTEMBER 30, 2005       AUGUST 25, 2005          30, 2004
      IN `000             UNAUDITED)            (UNAUDITED)            (UNAUDITED)           (UNAUDITED)
-------------------- --------------------- ----------------------- -------------------- ---------------------

REVENUES                   $179,084               $20,454               $158,630              $216,274
-------------------- --------------------- ----------------------- -------------------- ---------------------
EBITDA                     $63,915                 $7,923                $55,992              $101,561
-------------------- --------------------- ----------------------- -------------------- ---------------------
NET INCOME                 $54,034                 $2,697                $51,337              $95,916
-------------------- --------------------- ----------------------- -------------------- ---------------------

Revenues for the nine months of operations ended September 30, 2005 were $179.1 million as compared to $216.3 million for the same period during 2004. EBITDA was $63.9 million for the first nine months 2005 as compared to $101.6 million for the same period of 2004. Net income for the nine months ended September 30,
2005 was $54.0 million as compared to $95.9 million for the comparable period of
2004. The first nine months of 2005 were adversely affected by a number of factors, including (i) a reduction in the number of short-term chartered vessels operated by Navios as exhibited in the `Fleet Summary Data', (ii) $1.8 million of transaction costs incurred in connection with the sale of Navios and $1.4 million

of one-time severance payments to the former CEO, and (iii) extraordinary profits in FFA trading in 2004 ($42.5 million).

The "Available Days" for the fleet declined 26.4% to 6,886 days for the nine months ended September 30, 2005 as compared to the same period for 2004. The
"Time Charter Equivalent" rate per day, including FFA's, declined 8.8% to
$23,421 for the nine months ended September 30, 2005 as compared to the same period for 2004.

SUMMARY FLEET DATA

The following table reflects available days, operating days, fleet utilization, and TCE rates for the three month period ended September 30, 2005 and 2004.

                                                        Three Months Ended               Nine Months Ended
                                                           September 30,                   September 30,
                                                  ------------------------------ --------------------------------
                                                        2005            2004            2005             2004
                                                        ----            ----            ----             ----
                                                    (Combined)                      (Combined)

Available days (1)                                      2,075           2,996           6,886            9,358
Operating days (2)                                      2,073           2,993           6,857            9,342
Fleet Utilization (3)                                   99.9%          99.9%          99.6%           99.8%
Time Charter Equivalent (TCE)* (4)                   $ 22,055        $ 24,520        $ 23,421          $25,687

*Including gains and losses from Forward Freight Agreements ("FFAs"). While FFAs are an integral part of our shipping business they are, for accounting purposes, a distinct activity. TCE rates excluding FFAs were, for the three months ending
September 30, 2005 and 2004, $20,720 and $23,235, respectively and were, for the nine months ending September 30, 2005 and 2004, $23,135 and $21,146, respectively.

         (1)   Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
         (2)   Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
               The shipping industry uses operating days to measure the
               aggregate number of days in a relevant period during which vessels actually generate revenues.
         (3)   Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is
               determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels.
         (4)   Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage
               expenses during a relevant period divided by the number of available days during the period.

FLEET EMPLOYMENT PROFILE:
-------------------------
Following is the `core fleet' employment profile, including new buildings to be delivered. The `core fleet' includes the owned vessels and the long term chartered-in vessels. Navios's core fleet consists of a total of 29 vessels, totaling 1.9 million deadweight tons, including six modern Ultra-Handymax
(52,000-55,000 dwt) vessels which the company owns, 15 Panamax (70,000-83,000 dwt) and 8 Ultra-Handymax vessels under long-term time charter. The 21 vessels in current operation aggregate approximately 1.3 million deadweight tons and have an average age of 3.5 years. Navios has currently fixed 57.6% of its
2006 available days.

------------------------------- ------------------- ---------- ---------- ------------ ---------------
                                                                          CHARTER      EXPIRATION
VESSEL                          TYPE                BUILT      DWT        RATE(1)      DATE(2)
------------------------------- ------------------- ---------- ---------- ------------ ---------------
OWNED VESSELS:
------------------------------- ------------------- ---------- ---------- ------------ ---------------

Navios Achilles                 Ultra Handymax      2001       52,063     15,400       12/09/2005
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Apollon                  Ultra Handymax      2000       52,073     16,150       08/21/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Herakles                 Ultra Handymax      2001       52,061     29,597       02/01/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Hios                     Ultra Handymax      2003       55,180     19,237       09/15/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Ionian                   Ultra Handymax      2000       52,068     27,693       12/06/2005
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Kypros                   Ultra Handymax      2003       55,222     24,063       04/27/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------

------------------------------- ------------------- ---------- ---------- ------------ ---------------
LONG TERM CHARTERED-IN
VESSELS:
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Arc                      Ultra Handymax      2003       53,514     17,908       07/15/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Horizon                  Ultra Handymax      2001       50,346     12,588       05/30/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Mercator                 Ultra Handymax      2002       53,400     21,175       10/01/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Meridian                 Ultra Handymax      2002       50,316     20,045       10/15/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Vector                   Ultra Handymax      2002       50,300       8,883      12/17/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Linda Oldendorff                Panamax             1995       75,100     31,350       01/03/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Aurora                   Panamax             2005       75,200     24,063       05/27/2008
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Cielo                    Panamax             2003       75,834     18,961       03/15/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Galaxy                   Panamax             2001       74,195     24,062       12/25/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Hyperion                 Panamax             2004       75,500     15,400       01/05/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Magellan                 Panamax             2000       74,333     18,763       04/07/2006
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Orbiter                  Panamax             2004       76,000     33,688       12/28/2005
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Orion                    Panamax             2005       76,000     21,175       01/15/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Star                     Panamax             2002       76,662     15,343       01/13/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios Titan                    Panamax             2005       82,300     20,000       10/09/2007
------------------------------- ------------------- ---------- ---------- ------------ ---------------

------------------------------- ------------------- ---------- ---------- ------------ ---------------
LONG TERM CHARTERED-IN
VESSELS TO BE DELIVERED:
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Shoei (Taiyo)        Ultra Handymax      05/2006    53,500
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Kamasarmax           Panamax             08/2006    82,800
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Toyo Kaiun           Panamax             01/2007    75,500
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Shoei                Ultra Handymax      04/2007    53,500
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Tsuneishi            Panamax             09/2007    82,000
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Doun Kisen           Panamax             11/2007    75,200
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Shoei                Panamax             03/2008    76,500
------------------------------- ------------------- ---------- ---------- ------------ ---------------
Navios TBN Doun Kisen           Ultra Handymax      05/2008    55,100
------------------------------- ------------------- ---------- ---------- ------------ ---------------

(1)   Net Time Charter Rate per day (excludes commissions)
(2)   Estimated dates assuming earliest redelivery by charterers

SELECTED FINANCIAL TABLES
-------------------------
The results of operations of Navios to August 25, 2005 are labeled as
"Predecessor" and remain as historically reported. The results of operations from August 26, 2005 forward are labeled as "Successor" and reflect the operations of Navios subsequent to the acquisition and downstream merger of
International Shipping Enterprises, Inc.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
(in thousands of US Dollars)

                                                             SUCCESSOR               PREDECESSOR         PREDECESSOR
                                                          AUGUST 26, 2005            JULY 1, 2005        THREE MONTHS
                                                                 TO                       TO                ENDED
                                                         SEPTEMBER 30, 2005        AUGUST 25, 2005    SEPTEMBER 30, 2004
                                                         ------------------        ---------------    ------------------
                                                            (UNAUDITED)              (UNAUDITED)          (UNAUDITED)

Revenue                                                             $20,454                $31,304               $78,211

Gain (loss) on Forward Freight Agreements                             (898)                  3,668                 3,850

Time charter, voyage and port terminal expense                     (10,179)               (15,873)              (48,177)

Direct vessel expense                                                 (858)                (1,296)               (1,863)

General and administrative expense                                    (866)                (3,216)               (2,920)

Depreciation and amortization                                       (2,187)                  (890)               (1,503)

Interest income                                                         242                    489                   286

Interest expense                                                    (3,170)                  (687)                 (909)

Other income                                                            368                    581                   115

Other expense                                                         (337)                  (162)                  (36)
                                                           -----------------      ----------------- ---------------------

Income before equity in net earnings of affiliate
companies                                                             2,569                 13,918                27,054

Equity in net earnings of affiliate companies                           128                    148                   266
                                                           -----------------      ----------------- ---------------------

NET INCOME                                                           $2,697                $14,066               $27,320
                                                           =================      ================= =====================

Net income per share:

    Basic                                                            $0.068                 $0.353                $0.685
                                                           =================      ================= =====================

    Diluted                                                          $0.054                 $0.283                $0.685
                                                           =================      ================= =====================

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
(in thousands of US Dollars)

                                                             SUCCESSOR               PREDECESSOR         PREDECESSOR
                                                          AUGUST 26, 2005             JANUARY 1          NINE MONTHS
                                                                 TO                       TO                ENDED
                                                         SEPTEMBER 30, 2005        AUGUST 25, 2005    SEPTEMBER 30, 2004
                                                         ------------------        ---------------    ------------------
                                                             (UNAUDITED)             (UNAUDITED)         (UNAUDITED)

Revenue                                                            $20,454                $158,630              $216,274

Gain (loss) on Forward Freight Agreements                            (898)                   2,869                42,492

Time charter, voyage and port terminal expense                    (10,179)                (91,806)             (141,494)

Direct vessel expense                                                (858)                 (5,650)               (6,118)

General and administrative expense                                   (866)                 (9,964)               (9,300)

Depreciation and amortization                                      (2,187)                 (3,872)               (4,438)

Interest income                                                        242                   1,350                   486

Interest expense                                                   (3,170)                 (1,677)               (2,549)

Other income                                                           368                   1,426                   482

Other expense                                                        (337)                   (757)                 (532)
                                                         ------------------         --------------  --------------------

Income before equity in net earnings of affiliate
companies                                                            2,569                  50,549                95,303
Equity in net earnings of affiliate companies                          128                     788                   613
                                                         ------------------         --------------  --------------------

NET INCOME                                                          $2,697                 $51,337               $95,916
                                                         ==================         ==============  ====================

Net income per share:

    Basic                                                           $0.068                  $1.287                $2.404
                                                         ==================        ===============  ====================

    Diluted                                                         $0.054                  $1.043                $2.404
                                                         ==================        ================ ====================

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of US Dollars)

                                                                                    SUCCESSOR                PREDECESSOR
                                                                                -----------------         -----------------
                                                                                  SEPTEMBER 30,              DECEMBER 31,
                                                                                      2005                       2004
                                                                                -----------------         -----------------
                                                                                  (UNAUDITED)
ASSETS
CURRENT ASSETS:

  Cash and cash equivalents                                                              $133,289                  $46,758
  Restricted cash                                                                           4,159                    3,513
  Accounts receivable - net of allowance for doubtful
      accounts of $7 as at September 30, 2005 and
      $2,291 as at December 31, 2004                                                       13,181                   15,200
  Short term derivative assets                                                             35,475                  109,310
  Short term backlog asset                                                                  5,246                        -
  Prepaid voyage costs                                                                      5,833                   11,120
  Prepaid expenses and other current assets                                                 1,876                    2,043
                                                                                -----------------         -----------------

           TOTAL CURRENT ASSETS                                                           199,059                  187,944

  Vessels, net                                                                            194,270                  116,231
  Port terminal assets, net                                                                26,633                   20,973
  Other fixed assets, net                                                                     894                      995

  Fixed assets under construction                                                                                    2,794

  Deposit on exercise of vessel purchase option                                             1,869                        -
  Long term derivative assets                                                               2,746                      708

  Long term backlog asset                                                                   9,066                        -
  Deferred financing costs, net                                                             8,984                      425
  Deferred dry dock and special survey costs, net                                             865                      435
  Investment in affiliates                                                                    500                      557
  Trade name                                                                               89,723                    2,004
  Other fixed operating rights, net                                                        30,924                        -
  Favorable leases terms                                                                   62,770                        -
  Vessel purchase options                                                                  76,010                        -
  Goodwill                                                                                 39,429                      226
                                                                                -----------------         -----------------

           TOTAL NONCURRENT ASSETS                                                        544,683                  145,348
                                                                                -----------------         -----------------

TOTAL ASSETS                                                                             $743,742                 $333,292
                                                                                =================         =================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Accounts payable                                                                         $8,499                  $14,883
  Accrued expenses                                                                          7,287                    7,117
  Deferred voyage revenue                                                                   9,445                   15,135
  Short term derivative liability                                                          21,697                   65,392

  Short term backlog liability                                                              6,052                        -
  Current portion of long term debt                                                       175,500                    1,000
                                                                                -----------------         -----------------

           TOTAL CURRENT LIABILITIES                                                      228,480                  103,527

  Long term liabilities                                                                     2,544                    3,024
  Long term derivative liability                                                            2,717                    2,444
  Long term backlog liability                                                               6,052
  Long term debt, net of current portion                                                  317,000                   49,506
                                                                                -----------------         -----------------

           TOTAL NONCURRENT LIABILITIES                                                   328,313                   54,974
                                                                                -----------------         -----------------
           TOTAL LIABILITIES
                                                                                          556,793                  158,501
                                                                                -----------------         -----------------

COMMITMENTS AND CONTINGENCIES                                                                   -                        -

STOCKHOLDERS' EQUITY:
  SUCCESSOR:
    Preferred Stock - $0.0001 per value, authorized 1,000,000 shares, none issued
    Common Stock - $0.0001 par value, authorized 20,000,000,
        issued and outstanding 39,900,000                                                       4
    Additional paid-in capital                                                            184,248
    Retained earnings                                                                       2,697
  PREDECESSOR:
    Common Stock, $0.10 par value - authorized, issued and
        outstanding, 874,584 shares                                                                                     87
    Additional Paid-in Capital                                                                                      60,570
    Legal Reserve (Restricted)                                                                                         289
    Retained earnings                                                                                              113,845
                                                                                -----------------        -----------------

           TOTAL STOCKHOLDERS' EQUITY                                                     186,949                  174,791
                                                                                -----------------        ------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $743,742                 $333,292
                                                                                =================        =================

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOW

--------------------------------------------------------------------------------
(in thousands of US Dollars)

                                                                 SUCCESSOR             PREDECESSOR         PREDECESSOR
                                                              AUGUST 26, 2005        JANUARY 1, 2005     JANUARY 1, 2004
                                                                     TO                     TO                  TO
                                                             SEPTEMBER 30, 2005      AUGUST 25, 2005    SEPTEMBER 30, 2004
                                                             -------------------    ------------------ -------------------
                                                                (UNAUDITED)            (UNAUDITED)         (UNAUDITED)
OPERATING ACTIVITIES:

   Net income                                                            $2,697              $51,337              $95,916
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
     Depreciation and amortization                                        2,187                3,872                4,438
     Amortization of dry dock                                                32                  160                  188
     Amortization of deferred financing cost                                159                  425                  396

     Amortization of backlog                                               (80)                    -                    -
     Provision for losses on accounts receivable                              7                (880)                (556)
     Unrealized loss on FFA derivatives                                   8,775               23,793                8,863
     Unrealized (gain)/loss on foreign exchange
     contracts                                                            (120)                  338                  133
     Unrealized (gain)/loss on interest rate swaps                        (138)                (403)                  388
     Earnings in affiliates, net of dividends received                    (128)                  185                   86
     CHANGES IN OPERATING ASSETS AND LIABILITIES:
       (Increase) decrease in restricted cash                               360              (1,005)                   61
       (Increase) decrease in accounts receivable                       (8,267)               11,768                3,228
       Decrease in prepaid voyage costs                                   1,632                3,704                6,441
       (Increase) decrease in prepaid expenses and
       other assets                                                         (6)                   58                  116
       Decrease in accounts payable                                     (6,709)             (10,172)              (4,105)
       Increase (decrease) in accrued expenses                            (896)              (1,229)                1,124
       Decrease in deferred voyage revenue                                (658)              (5,032)              (4,819)
       Decrease in long term liabilities                                   (28)                (451)                (475)
       Increase (decrease) in derivative accounts                           653              (4,523)                1,243

                                                             -------------------   ------------------  -------------------
Net cash provided by operating activities                                 (528)               71,945              112,666
                                                             -------------------   ------------------  -------------------

INVESTING ACTIVITIES:
    Deposit on exercise of vessel purchase option                       (1,869)                    -                    -
    Deferred drydock and special survey costs                              (14)                    -                    -
    Purchase of property and equipment                                        -              (4,264)              (3,475)
    Cash received from downstream merger                                102,259
                                                             -------------------   ------------------  -------------------
Net cash used in investing activities                                   100,376              (4,264)              (3,475)
                                                             -------------------   ------------------  -------------------

FINANCING ACTIVITIES:

    Repayment of long term debt                                        (21,870)             (50,506)              (4,870)
    Acquisition of common stock                                               -                    -              (9,000)
    Redemption of preferred stock                                             -                    -             (15,189)

    Repayment of stockholder loans                                      (8,622)                    -                    -
                                                             -------------------   ------------------  -------------------
Net cash used in financing activities                                  (30,492)             (50,506)             (29,059)
                                                             -------------------   ------------------  -------------------

INCREASE IN CASH AND CASH  EQUIVALENTS                                   69,356               17,175               80,132
                                                             -------------------   ------------------  -------------------

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                       63,933               46,758               26,450

                                                             -------------------   ------------------  -------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                               $133,289              $63,933             $106,582
                                                             ===================   ==================  ===================

EBITDA
------
EBITDA represents operating earnings before extraordinary items, depreciation and amortization, net interest expense, and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is not an item recognized by US GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company's ability to satisfy its obligations including debt service, capital expenditures, and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO CASH FROM OPERATIONS
---------------------------------------------
THREE MONTHS ENDED SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)

                                                                SUCCESSOR               PREDECESSOR          PREDECESSOR
                                                              AUGUST 26,2005            JULY 1, 2005         THREE MONTHS
                                                                    TO                       TO                 ENDED
                                                               SEPTEMBER 30,             AUGUST 25,          SEPTEMBER 30,
                                                                   2005                     2005                 2004
                                                              --------------            ------------         -------------
                                                                (UNAUDITED)              (UNAUDITED)          (UNAUDITED)

Net Cash provide by operating activities                              (528)                   22,298                45,152
               Net increase (decrease) in operating
               assets                                                 6,281                 (14,811)               (7,243)
               Net increase (decrease) operating
               liabilities                                            7,638                    6,664                 (128)

               Net interest cost                                      2,928                       69                 (817)
               Provision for losses  on accounts
               receivable                                               (7)                        -                   353
               Unrealized gain (loss) on FFA
               derivatives, FEC's and Interest rate
               swaps                                                (8,517)                    1,581               (8,920)
               Earnings in affiliates, net of
               dividends received                                       128                    (342)                  (14)

                                                                          -
                                                              --------------            -------------        -------------

EBITDA                                                               $7,923                  $15,459               $28,383
                                                              ==============            =============        =============

NINE MONTHS ENDED SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)

                                                                SUCCESSOR               PREDECESSOR           PREDECESSOR
                                                              AUGUST 26,2005            JULY 1, 2005          NINE MONTHS
                                                                    TO                       TO                 ENDED
                                                               SEPTEMBER 30,             AUGUST 25,          SEPTEMBER 30,
                                                                   2005                     2005                 2004
                                                              --------------            ------------         -------------
                                                                (UNAUDITED)              (UNAUDITED)          (UNAUDITED)

Net Cash provide by operating activities                              (528)                    71,945               112,666
               Net increase (decrease) in operating
               assets                                                 6,281                  (14,525)               (9,846)
               Net increase (decrease) operating
               liabilities                                            7,638                    21,407                 7,032

               Net interest cost                                      2,928                       198                   623
               Provision for losses  on accounts
               receivable                                               (7)                       880                   556
               Unrealized gain (loss) on FFA
               derivatives, FEC's and Interest rate
               swaps                                                (8,517)                  (23,728)               (9,384)
               Earnings in affiliates, net of
               dividends received                                       128                     (185)                  (86)

                                                              -------------             -------------         -------------

EBITDA                                                               $7,923                   $55,992              $101,561
                                                              =============             =============         =============

DIVIDEND POLICY
Navios's Board of Directors has indicated its intention to declare a quarterly cash dividend of $0.0666 per common share in respect of the fourth quarter subject to, among other things, finalizing the financing for vessels being acquired. Ms Frangou stated "I am pleased that we have announced our dividend policy - we are mindful of our shareholders' need for both a current return as well as long-term growth which can be achieved by retaining adequate cash flow to build our core fleet."

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in Piraeus, Greece; South Norwalk,
Connecticut; and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ where it trades under the symbols "BULK," "BULKU," and "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc.
with the United States Securities and Exchange Commission.

SAFE HARBOR
------------

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

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